June 17, 2009

VIA EDGAR AND FACSIMILLE

US Securities Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attn: Julie Sherman - Mail Stop 3030

Re:	CardioDynamics International Corporation

Form 10-K for the year ended November 30, 2008

Filed February 10, 2009

File Number 000-11868

SEC Comment Letter dated June 8, 2009

Dear Mrs. Sherman:

Thank you for your comments included in the above referenced comment letter, we appreciate your assistance in our compliance with applicable disclosure requirements in our filings. Following is our responses and the additional information requested in your letter.

Form 10-K for the year ended November 30, 2008

Item 7.    Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

Critical Accounting Policies, page 36

SEC Comment 1 – Regarding your impairment analysis of goodwill, and in the interest of providing readers with a better insight into management’s judgments into accounting for goodwill, please consider disclosing the following in future filings:

•

We note that you indicate estimates of fair value are primarily determined using discounted cash flows and a market multiples approach. In addition to disclosing each of the valuation methodologies used, please include sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.

•	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

•	In applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Response to Comment 1 - In future filings we will consider including additional information to enable a reader to understand why the methodologies were chosen, how they differ and why we believe these methods are the most meaningful. We will also consider enhancing our disclosure to include qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions. If there are any changes in assumptions or methodologies applied, we will also disclose the changes and the impact of the changes.

SEC Comment 2 – We noted your disclosure that your estimated goodwill impairment charge was updated at August 31, 2007 and you recorded impairment “reversal” as part of discontinued operations. Please clarify your accounting for us and tell us why you believe it is appropriate to reverse amounts previously determined to be impaired, if applicable. We refer you to paragraph 20 of SFAS 142.

Response to Comment 2 - As a result of entering into a definitive agreement on June 25, 2007 for the sale of Vermed for a purchase price of approximately $8 million, an estimated impairment charge of $11.3 million was recorded in the second quarter of 2007 which reduced the goodwill relating to Vermed to zero and reduced the intangible assets of Vermed by $1.8 million to $987,000 at May 31, 2007. Included in the calculation was an estimate of out of pocket transaction costs associated with the sale of Vermed for such items as the investment banker fees, legal and accounting fees as well as incremental costs for proxy printing, postage and the proxy solicitor.

Because we knew very closely what the Vermed final sales price was to be and, combined with these estimated closing costs, were able to determine the net enterprise value, we wrote-off the full amount of remaining goodwill and wrote-down the intangible assets to the extent of realizable value based on the sale that was just about to close. Six months after the transaction close, we were able to determine that the actual expenses incurred were lower than the estimated amount accrued by $127,000. This remaining accrual was reversed in the first quarter of 2008.

Because the underlying asset (Vermed) had been sold and no longer remained on our books, the first quarter 2008 credit was not an impairment reversal, rather an adjustment to the final closing price by way of a true-up of the actual costs of closing the transaction. All amounts accrued, and the portion subsequently reversed, were related to the Vermed discontinued operation. Thus, the reversal was recorded as a credit through discontinued operations in accordance with SFAS 144, paragraph 44, which prescribes that any true-up in subsequent periods should also run through discontinued operations.

General

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing provides a complete response to the comment letter. If you have any questions regarding this response, please do not hesitate to call me at (858) 535-0202, ext. 1015.

Sincerely,

CARDIODYNAMICS INTERNATIONAL CORPORATION

/s/ Stephen P. Loomis
Stephen P. Loomis
Chief Financial Officer

cc:	Michael K. Perry, Chief Executive Officer

B. Lynne Parshall, Audit Committee Chair

Lee Duran, BDO Seidman, LLP

David R. Snyder, Esq., Pillsbury Winthrop